



IRREVOCABLE STOCK POWER

FOR VALUE RECEIVED, the undersigned does hereby sell, assign and transfer unto ***Cannbinoid Biosciences, Inc.*** one (1) share of the Special Series A 2019 Preferred Stock of Smokefree Innotech, Inc. a Nevada corporation (the "Corporation"), standing in the name of the undersigned on the books of said Corporation

Dated Effective: September 5, 2019

Signature

By: Corionne Washington

Sworn before me this 5th day of September, 2019

Donna Crow

Notary Public

DONNA CROW
NOTARY PUBLIC
PULASKI COUNTY, ARKANSAS
COMMISSION # 12700429
COMMISSION EXPIRES NOVEMBER 03, 2026

STATE OF ARKANSAS

COUNTY OF PULASKI

On this the 5 day of September 2019, before me, Donna Crow, the undersigned officer, personally appeared Corionne Washington, known to me (or satisfactorily proven) to be the person whose name is/are subscribed to the within instrument and acknowledged that he/she/they executed the same for the purposes therein contained.

In witness whereof I hereunto set my hand and official seal.

Donna Crow

Notary Public

Printed Name: Donna Crow

My Commission Expires:

11-03-2026